January 18, 2008

VIA EDGAR SUBMISSION AND COURIER

Perry Hindin

Special Counsel, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Altera Corporation
Definitive 14A
Filed March 28, 2007
File No. 000-16617

Dear Mr. Hindin:

This letter is in response to your second comment letter dated December 5, 2007 concerning the above-referenced filing by Altera Corporation (the “company”). For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment.

Definitive 14A Filed March 28, 2007 (“Proxy Statement” or “Proxy”)

Cash Compensation, page 16

1.	We note footnote 1 to your response to prior comment 1 indicating you benchmark your chief operating officer’s compensation to additional companies. Please disclose these benchmarked companies in future filings.

Response: In future filings, to the extent that we benchmark any named executive officer’s (“NEO”s) compensation to additional companies, we will disclose these additional companies.

2.

We note your response to prior comment 4. Please provide a more detailed discussion of why you believe disclosure of individual goals and measures is not required. Discuss each goal identified in your response, including without limitation, company sales and revenue goals, and how a competitor would be able to use disclosure of such goals, directly or indirectly, to cause you competitive harm. For example, discuss specifically how your competitors could use your sales and

Perry Hindin

Securities and Exchange Commission

January 18, 2008

revenue goals as well as your market share goals, marketing plans and product development plans to undercut Altera and pursue similar markets, opportunities or products that you are considering pursuing or developing. Also discuss specifically how disclosure of organizational or personnel goals would cause you competitive harm. Consider including in such detailed discussion illustrative examples to the extent they would better explain your argument. Also address why disclosure of targets for a past fiscal year, such as revenue or sales goals, would result in future competitive harm.

Response: As we discussed in our response to prior comment 4, we believe that disclosure of individual performance goals and measures (the “Information”) is not required because it would result in competitive harm to the company and, pursuant to Rule 24b-2 (“Rule 24b-2”) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended, 17 C.F.R. 24b-2, we would be eligible to seek confidential treatment of such disclosure.

We also believe that the Information would be eligible for withholding from public availability under the Freedom of Information Act (the “FOIA”), pursuant to the exemptions provided thereunder for commercial or financial information obtained from a person and privileged or confidential, 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4).

Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the FOIA, 5 U.S.C. § 552. The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in 17 C.F.R. 200.80 et seq. Pursuant thereto, a request for confidential treatment must specify the particular exemption from FOIA upon which it relies (17 C.F.R. § 200.83(d)(2)(i)). Among other items, the FOIA exempts from its public disclosure requirements “commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public (5 U.S.C. § 552(b)(4) (the “FOIA Exemption 4”)).

For the reasons set forth below, we believe that disclosure of the Information would significantly harm the competitive position of the company. We believe that all of the Information fits within the three prong test under the FOIA Exemption 4 because the Information is (i) commercial or financial information, (ii) obtained from a person and (iii) privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (hereinafter, “Public Citizen Health Research Group”).

A.

Commercial or Financial Information. As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in [FOIA Exemption 4] should be given their ordinary meanings.” Id.

Perry Hindin

Securities and Exchange Commission

January 18, 2008

at 1290. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen Health Research Group. Examples of commercial or financial information include, among other things, pricing arrangements, business sales statistics, customer and supplier lists, information on financial conditions and other commercial details.

The courts have defined “commercial or financial information” broadly to cover information as to which disclosure is likely to cause substantial harm to the competitive position of a person. As set forth below, each category of goals identified in our response to prior comment 4 meets the definition of “commercial or financial information,” and the company may suffer harm if that Information were made publicly available.

1.	Market share and revenue goals. Several of the specific goals established for individual NEOs fall within the category of market share and revenue goals. The specific goals identify matters that the company considers to be confidential and competitively sensitive such as specific customers, categories of customers, and end market sub-segments we are targeting in order to increase revenue and market share vis-a-vis our competitors. We may suffer competitive harm if we were required to disclose this information since we operate in an intensely competitive industry and our competitors could alter their sales and marketing strategies and actions to counter our actions and plans in order to capitalize on the opportunities that we have identified. When we announce our financial results for a past fiscal year, we do not disclose the results by specific customer, categories of customers, or end market sub-segments and so this level of detail continues to remain confidential even after the fiscal year is over. Moreover, some of our sales and marketing plans span multiple financial years so this level of detail may be confidential and competitively sensitive for more than one year so that disclosure of such goals for a past fiscal year could result in future competitive harm.

2.

Sales and marketing plans, strategies, and campaigns. Several of the specific goals established for individual NEOs fall within the category of sales and marketing plans, strategies, and campaigns. Many of these goals relate to our plans and strategies for increasing design wins that will result in future revenues. Revealing the company’s sales and marketing plans, strategies, and campaigns would harm us competitively because our competitors could define and implement similar activities to decrease the impact and effectiveness of our messages and actions. Our competitors could make preemptive business decisions adverse to the company based on this information. Disclosure of this information for a past fiscal year could result in future competitive harm because

Perry Hindin

Securities and Exchange Commission

January 18, 2008

some of these plans, strategies, and campaigns span multiple fiscal years or are similar to plans, strategies, and campaigns adopted in the next fiscal year and therefore remain confidential and competitively sensitive for more than one year.

3.	Planned improvements in business processes. Several of the specific goals established for individual NEOs fall within the category of planned improvements in business processes. Revealing the specific objectives underlying such goals would give our competitors knowledge of the areas we are targeting to improve our operations, increase revenues, decrease costs, and improve profitability, which would provide them with opportunities to take actions which might counter or undermine our efforts. This type of information remains confidential from one year to the next and could cause future competitive harm if we were required to disclose it.

4.	Product development plans and schedules. Several of the specific goals established for individual NEOs fall within the category of product development plans and schedules. If we had to reveal our product development plans and schedules, this would give our competitors the opportunity to adjust their product development plans to try to beat us to market or allow them to develop marketing strategies and campaigns that undercut our ability to be effective in our efforts to market new products to customers. This could significantly affect our financial results and could undercut the substantial investment we make in bringing new products to market. Because it generally takes more than one year to develop a new product, disclosure of this type of information for a past fiscal year could cause future competitive harm.

5.	Personnel and organizational matters. Some of the individual NEOs have specific goals that fall within the category of personnel and organizational matters. This information is competitively sensitive in that it may reveal parts of our organization that we consider particularly strong or weak or indicate in which areas or people we are investing our resources. Moreover, some of this information could be confidential in that it may reveal private information about employees. Because we compete against other companies in the semiconductor industry for top performers, disclosing this information could cause us competitive harm since our competitors could use this information in their employee recruiting efforts. Broad disclosure of this information could also hurt employee morale. This type of information is likely to remain confidential and competitively sensitive from one year to the next.

Perry Hindin

Securities and Exchange Commission

January 18, 2008

The individual goals and objectives that fall within the above categories are only disclosed to our employees on a need to know basis and are protected from unauthorized external disclosure. For the above reasons, the company believes that the Information satisfies the commercial or financial information prong of the test for confidentiality under the FOIA Exemption 4.

B.	Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)). Because the definition of the term “person” includes a corporation, the Information satisfies the second prong of the test for confidentiality under the FOIA Exemption 4.

C.	Privileged or Confidential. The last prong of the test for confidentiality under the FOIA Exemption 4 requires that the Information be privileged or confidential. Information is “confidential” for purposes of the FOIA Exemption 4 if (a) it is voluntarily disclosed to the government and would customarily not be released to the public by the person from whom it is obtained or (b) it is required to be disclosed to the government and is likely either to impair the government’s ability to obtain necessary information in the future or to cause substantial harm to the competitive position of the person from whom the information was obtained. National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. Public Citizen Health Research Group at 1291. The Information is not generally available to the public and is of a kind that would customarily not be released to the public by the company. See, Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871, 879 (D.C. Cir. 1992).

It would be difficult, if not impossible, for the company’s customers, partners, and competitors to obtain or compile the Information absent disclosure through filings by the company with the Commission or unauthorized disclosures by one of our employees. We take numerous steps to protect unauthorized disclosure of specific goals and objectives. For example, we (1) reveal confidential information within the company on a need to know basis only, (2) use non-disclosure agreements before providing such information to customers, partners, etc., and (3) conduct training to educate our employees on the importance of maintaining the confidentiality of this type of information. We do not disclose the Information when we issue financial guidance or release our earnings results. Nor is such Information generally disclosed by the company’s competitors. As noted above, the company believes that disclosure of the Information could seriously harm its competitive position. For the foregoing reasons, the company believes that the Information satisfies the confidential information prong of the test for confidentiality under the FOIA Exemption 4.

Perry Hindin

Securities and Exchange Commission

January 18, 2008

The company also believes that disclosure of the Information is unnecessary for the protection of investors since disclosure of the Information would not further enhance investors’ understanding of the company’s business or assist them in making an informed investment decision regarding the company. In the Proxy, the company disclosed the financial performance targets and illustrated how the relative difficulty of achieving the targets is a function of the plan’s formula. The targeted payouts could be achieved by numerous combinations based on the levels of performance of the targets. As a result, the public disclosure of the specific performance goals would not further an investor’s understanding of each NEO’s payout or the degree of difficulty in achieving those targets. In future filings, the company will disclose the degree of difficulty of achievement in the manner set forth in our prior response.

3.	In addition, while we will consider your response to the preceding comment for why disclosure of specific individual goals is not required to be disclosed, we also note that your disclosure provides no discussion of the categories of individual goals mentioned in your response to prior comment 4, such as marketing strategies and campaigns and product development plans. Rather, your disclosure only references “individual and group goals,” “annual financial and strategic goals” or “individual goals appropriate for the function headed by [an] employee.” In future filings, please disclose the categories of individual goals applicable to each named executive officer. To the extent such categories for a particular named executive officer are weighted or prioritized in a specific manner in order to calculate the “Performance Against Individual Goals” identified on page 17 of your proxy statement, so state, or disclose whether the evaluation of such categories is subjective in nature, as may be the case based upon your response to prior comment 5.

Response: In future filings, we will undertake to disclose the categories of goals applicable to each NEO to the extent that doing so will not require disclosure of confidential information that could result in competitive harm. If we consider such information to be confidential, we will provide the same type of analysis we have provided in response to comment 3 above.

Because multiple specific goals may be included within one category of goals (for example, the Senior VP of Sales may have multiple goals relating to revenue and market share), it may be misleading to indicate the weighting applied to a particular category of goals since this would be an accumulation of the weightings applied to individual goals. Additionally, we believe that the weighting applied to individual goals is confidential and could cause future competitive harm if we were required to disclose it since it would indicate to our competitors the prioritization we are placing on certain activities or programs. Moreover, because the evaluation of specific goals within some of these

Perry Hindin

Securities and Exchange Commission

January 18, 2008

categories may be subjective in nature, we do not believe that the weighting or prioritization will be particularly meaningful to our shareholders. Rather, as we have done in our prior response dated October 18, 2007, we believe that it is more informative for our shareholders to disclose the degree of difficulty of achieving the individual goals.

Long-term Equity Compensation, page 18

4.	We note your response to prior comment 8. Please confirm you will disclose in future filings the information included in the first paragraph of your response. Also confirm you will provide in future filings the disclosure requested in the last sentence of prior comment 8.

Response: In the first paragraph of our response to prior comment 8, we disclosed that the Committee bases its equity awards to executive officers each year in the same way and based on similar factors as the independent members of the board of directors do with respect to the CEO. In future filings, the company will disclose the information included in that paragraph.

Furthermore, in future filings, the company will disclose how the determination of the amount of option and restricted stock grants made to our NEOs and the net income vesting hurdle fit into our overall compensation objectives and affect decisions regarding our other compensation elements.

Outstanding Equity Awards, page 25

5.	We reissue our prior comment 13. In future filings, please disclose by footnote the vesting dates of the options and stock awards held at fiscal year end.

Response: On p. 25 of our Proxy, the company provided the following table regarding outstanding equity awards, including stock options and RSUs, and applicable market values at the end of fiscal 2006. In response to the above comment, the company has included an additional column (b) showing the grant date of the stock options and RSUs.

Perry Hindin

Securities and Exchange Commission

January 18, 2008

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards					Stock Awards
Name (a)	Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1) (d)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (e)	Option Exercise Price ($) (f)	Option Expiration Date (g)	Number of Shares or Units of Stock That Have Not Vested (#) (2) (h)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3) (i)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (k)
John P. Daane	11/30/2000 12/03/2001 12/03/2002 01/05/2004 03/02/2005 01/10/2006	1,500,000 500,000 500,000 364,583 143,750 —	— — — 135,417 156,250 300,000	— — — — — —	23.94 22.49 13.91 23.47 21.06 19.55	11/30/2010 12/03/2011 12/03/2012 01/05/2014 03/02/2015 01/10/2016	— — — — — —	— — — — — —	— — — — — —	— — — — — —
James W. Callas	03/29/1999 12/14/1999 12/20/2000 12/03/2001 12/03/2002 01/05/2004 01/03/2005 01/30/2006	65,000 25,000 40,000 55,000 45,000 32,813 26,354 —	— — — — — 12,187 28,646 —	— — — — — — — —	15.41 22.72 24.62 22.49 13.91 23.47 20.04 —	03/29/2009 12/14/2009 12/20/2010 12/03/2011 12/03/2012 01/05/2014 01/03/2015 —	— — — — — — — 6,000	— — — — — — — 118,080	— — — — — — — —	— — — — — — — —
Nathan M. Sarkisian (4)	—	—	—	—	—	—	—	—	—	—
Denis M. Berlan	12/12/1997 12/16/1998 12/14/1999 12/20/2000 12/03/2001 12/03/2002 01/05/2004 03/02/2005 01/30/2006	286,000 143,000 200,000 160,000 250,000 250,000 182,292 71,875 —	— — — — — — 67,708 78,125 —	— — — — — — — — —	7.64 13.02 22.72 24.62 22.49 13.91 23.47 21.06 —	12/12/2007 12/16/2008 12/14/2009 12/20/2010 12/03/2011 12/03/2012 01/05/2014 03/02/2015 —	— — — — — — — — 40,000	— — — — — — — — 787,200	— — — — — — — — —	— — — — — — — — —
Jordan S. Plofsky	05/01/2001 12/03/2001 12/03/2002 01/05/2004 03/02/2005 01/30/2006	400,000 220,000 200,000 145,833 59,896 —	— — — 54,167 65,104 —	— — — — — —	26.65 22.49 13.91 23.47 21.06 —	05/01/2011 12/03/2011 12/03/2012 01/05/2014 03/02/2015 —	— — — — — 40,000	— — — — — 787,200	— — — — — —	— — — — — —
George Papa	02/19/2002 12/03/2002 01/05/2004 03/02/2005 01/30/2006	400,000 200,000 145,833 59,896 —	— — 54,167 65,104 —	— — — — —	22.10 13.91 23.47 21.06 —	02/19/2012 12/03/2012 01/05/2014 03/02/2015 —	— — — — 40,000	— — — — 787,200	— — — — —	— — — — —

Perry Hindin

Securities and Exchange Commission

January 18, 2008

In future filings, the company will disclose by footnote the vesting dates of any unvested options and stock awards held at fiscal year end as follows (or in a similar manner that discloses the same information):

Stock options become exercisable in accordance with the vesting schedule below:

Name	Grant Date	Vesting
John P. Daane	01/05/2004	125,000 options vested on 01/05/2005. The remaining 375,000 options vested 1/36 per month thereafter (i.e. approximately 10,417 per month).
	03/02/2005	75,000 options vested on 01/03/2006. The remaining 225,000 options vested 1/36 per month thereafter (i.e. 6,250 per month).
	01/10/2006	75,000 options vested on 01/10/2007. The remaining 225,000 options vested 1/36 per month thereafter (i.e. 6,250 per month).

James W. Callas	01/05/2004	11,250 options vested on 01/05/2005. The remaining 33,750 options vested 1/36 per month thereafter (i.e. approximately 938 per month).
	01/03/2005	13,750 options vested on 01/03/2006. The remaining 41,250 options vested 1/36 per month thereafter (i.e. approximately 1,146 per month).

Denis M. Berlan	01/05/2004	62,500 options vested on 01/05/2005. The remaining 187,500 options vested 1/36 per month thereafter (i.e. approximately 5,208 per month).
	03/02/2005	37,500 options vested on 01/03/2006. The remaining 112,500 options vested 1/36 per month thereafter (i.e. 3,125 per month).

Jordan S. Plofsky	01/05/2004	50,000 options vested on 01/05/2005. The remaining 150,000 options vested 1/36 per month thereafter (i.e. approximately 4,167 per month).
	03/02/2005	31,250 options vested on 01/03/2006. The remaining 93,750 options vested 1/36 per month thereafter (i.e. approximately 2,604 per month).

George Papa	01/05/2004	50,000 options vested on 01/05/2005. The remaining 150,000 options vested 1/36 per month thereafter (i.e. approximately 4,167 per month).
	03/02/2005	31,250 options vested on 01/03/2006. The remaining 93,750 options vested 1/36 per month thereafter (i.e. approximately 2,604 per month).

RSUs vest in accordance with the schedule below:

Name	Grant Date	Vesting
James W. Callas	01/30/2006	1,500 RSUs each will vest on 01/30/2007, 01/30/2008, 01/30/2009, and 01/30/2010.

Denis M. Berlan	01/30/2006	13,334 RSUs will vest on 01/30/2007, and 13,333 RSUs each will vest on 01/30/2008 and 01/30/2009.

Jordan S. Plofsky	01/30/2006	10,000 RSUs each will vest on 01/30/2007, 01/30/2008, 01/30/2009, and 01/30/2010.

George Papa	01/30/2006	10,000 RSUs each will vest on 01/30/2007, 01/30/2008, 01/30/2009, and 01/30/2010.

Perry Hindin

Securities and Exchange Commission

January 18, 2008

* * * *

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8086 (telephone) or (408) 544-8000 (facsimile).

Very truly yours,

/s/ Katherine E. Schuelke
Katherine E. Schuelke
Vice President, General Counsel and Secretary